

August 13, 2010

Mr. Daniel Brazier
Chief Financial Officer
Kingsway Financial Services, Inc.
7120 Hurontario Street, Suite 800
Mississauga, Ontario, Canada L5W 0A9
Canada

> **Re:** **Kingsway Financial Services, Inc.**
> **Form 40-F for the Year Ended December 31, 2009**
> **Filed on April 2, 2010**
> **File No. 001-15204**

Dear Mr. Brazier:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Narrative Description of the Business, page 10

1. On this page you state that your gross premiums written in 2009 totaled $291.0 million. This is inconsistent with other statements in your document that gross premiums written in 2009 were $376.8 million. Please explain this inconsistency.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 4. Discontinued Operations and related contingencies, page 44

2. Please tell us why you believe that presenting the operations of Lincoln/Walshire in discontinued operations is appropriate under U.S. GAAP given that you appear to have continuing involvement after the disposal of Lincoln as discussed on page 46. Include in your response how the terms of the Run-off Management Agreement including Rockwall Financial's ceasing to perform under this agreement in March 2010 as disclosed in the press release filed as an exhibit to your May 14, 2010 Form 6-K factored into your conclusion to present Lincoln/Walshire as discontinued operations. Please reference the U.S. GAAP authoritative guidance on which you relied.

Note 17. Indebtedness
(d) Loans Payable, page 72

3. You disclose that the promissory note payable issued by your subsidiary, Kingsway America Inc., to Kingsway ROC LLC is an obligation of the consolidated entity because you are not the primary beneficiary of ROC LLC, and presumably do not consolidate it. It is unclear why you disclose the activity of the KLROC Trust in this note. Please revise your disclosure to clarify the relationship between KLROC Trust, Kingsway America and ROC LLC. In this regard, please identify the affiliate from whom KLROC Trust purchased the 7.12% senior note due June 30, 2015 and whether and how this is related to the 7.37% note payable due June 30, 2015 issued by Kingsway America to ROC LLC.

Note 18. Variable Interest Entities, page 73

4. You state that you have variable interest entities that you do not consolidate because you are not the primary beneficiary. In addressing the off-balance sheet arrangements disclosure requirement from Instruction B(11) of Form 40-F, please disclose the following items, to the extent they are applicable and material, for your non-consolidated variable interest entities for which you have material exposure:
   - Categories and rating of assets the off-balance sheet entity holds;
   - Weighted-average life of assets the off-balance sheet entity holds;
   - Forms of funding and weighted-average life of the funding the off-balance sheet entity holds;
   - Any material difficulties the off-balance sheet entity has experienced in issuing its commercial paper or other financing during the period;
   - Any material write-downs or downgrades of assets the off-balance sheet entity holds;
   - Maximum limit of the losses to be borne by any first loss note holders;
   - Detailed disclosure regarding your obligations under the liquidity facilities.
   - The scenarios where you would have to consolidate the off-balance sheet entity, and your expectation of the likelihood of such consolidation; and

- The frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary of the entity.
- Include a discussion of any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources. In this regard, please consider, to the extent material in light of your particular facts and circumstances, disclosing the amount of any material loss you expect to realize as a result of your involvement with any material off-balance sheet entity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Suzanne Hayes, Branch Chief at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant